______________________________________________________________

               SEC 1745(6-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
               displays a currently valid OMB control number.
______________________________________________________________

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                    (Amendment No. ________)



               BEI MEDICAL SYSTEMS COMPANY, INC.
                         (Name of Issuer)

             Common Stock, par value $0.001 per share

                  (Title of Class of Securities)

                           05538E109
                          (CUSIP Number)

                          June 11, 2002
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

	 	Paul J. Glazer
     		Glazer Capital, LLC
        	EIN No.: 13-4032493
______________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See
	  Instructions)
                      (a)  [   ]
                      (b)  [ x ]
______________________________________________________________

     3.   SEC Use Only
______________________________________________________________

     4.   Citizenship or Place of Organization
	     Paul J. Glazer - United States of America
	     Glazer Capital, LLC - Delaware
______________________________________________________________

               5.  Sole Voting Power - 627,100
               ________________________________________________

Number of
Shares         6.  Shared Voting Power - 0
Beneficially   ________________________________________________
Owned by
Each           7.  Sole Dispositive Power - 627,100
Reporting      ___________________________________________
Person With
               8.  Shared Dispositive Power - 0
______________________________________________________________

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     		627,100
______________________________________________________________

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions) -  [   ]
______________________________________________________________

     11.  Percent of Class Represented by Amount in Row (9) - 6.36%
______________________________________________________________

     12.  Type of Reporting Person (See Instructions)
          Paul J. Glazer - IN
          Glazer Capital, LLC - 00
______________________________________________________________


Item 1.

     (a)  Name of Issuer:

          BEI Medical Systems Company, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          100 Hollister Road, Teterboro, New Jersey 07608

Item 2.

     (a)  Name of Person Filing:

          Paul J. Glazer
          Glazer Capital, LLC

          This schedule is being filled by Paul J. Glazer ("PJG") and Glazer Capital, LLC ("Glazer Capital") on behalf of Glazer Capital Management, LP ("GCM LP"), Glazer Offshore Fund, Ltd. ("GOF"), PI Long Short Equity Hedged Fund ("PI") and HM Amethyst Fund LP ("HM"). PJG is the managing member of Glazer Capital which has full investment and voting discretion over securities held in the accounts of GCM LP, GOF, PI and HM


     (b)  Address of Principal Business Office or, if none,
          Residence:

          The principal address of each reporting person is 237 Park Avenue, Suite 801, New York, New York 10017

     (c)  Citizenship:

          Paul J. Glazer - U.S.A.
          Glazer Capital, LLC - Delaware

     (d)  Title of Class of Securities:

          Common Stock, $0.001 par value

     (e)  CUSIP Number: 05538E109

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is

          a:  Not Applicable

                    (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                    (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                    (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
               80a-8).

                    (e)[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

                    (f)[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                    (g)[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                    (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
               1813);

                    (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
               80a-3);

                    (j)[   ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 627,100

     (b)  Percent of class:   6.36%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 627,100.
          (ii) Shared power to vote or to direct the vote: 0.
          (iii)Sole power to dispose or to direct the disposition of 627,100.
          (iv) Shared power to dispose or to direct the disposition of 0.

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer and Glazer Capital beneficially own an aggregate of 627,100 shares of the Issuer's Common Stock, $0.001 par value ("Common Stock") held in the accounts of GCM LP (215,556 shares of Common Stock), GOF (56,260 shares of Common Stock), PI (311,284 shares of Common Stock) and HM (44,000 shares of Common Stock). Paul J. Glazer has no direct or indirect ownership in the shares of Common Stock held by PI and HM and disclaims beneficial ownership of these shares

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [   ].

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  June  19, 2002
                                  Date


                                   /s/ Paul J. Glazer
                                   Paul J. Glazer


                                   Glazer Capital, LLC

                                   By: /s/ Paul J. Glazer
                                   Paul J. Glazer, Managing Member

Exhibits

1. Joint Filing Agreement, dated February 8, 2001, by and between Paul J. Glazer and Glazer Capital, LLC.


                             EXHIBIT 1

                       JOINT FILING AGREEMENT

          The undersigned hereby agree that this Statement on
Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $0.001 per share, of BEI Medical Systems
Company, Inc. is filed jointly, on behalf of each of them.


                                   Dated: June 19, 2002


				   /s/ Paul J. Glazer
                                   Paul J. Glazer


                                   Glazer Capital, LLC


                                   By:  /s/ Paul J. Glazer
                                   Name:    Paul J. Glazer
                                   Title:   Managing Member